Mail Stop 4561

May 6, 2009

Thomas W. Perry
Chief Accounting Officer and
Controller
Merrill Lynch Preferred Funding III, L.P.
Merrill Lynch Preferred Funding IV, L.P.
Merrill Lynch Preferred Funding V, L.P.
4 World Financial Center
New York, New York 10080

Re:

Merrill Lynch Preferred Funding III, L.P.
Merrill Lynch Preferred Funding IV, L.P.
Merrill Lynch Preferred Funding V, L.P.
Item 4.01 Form 8-Ks and Form 8-K/As filed April 20, 2009 and May 6, 2009
File Nos. 001-07182-05, 001-07182-07 and 333-44173-03

Dear Mr. Perry:

We have completed our review of your Form 8-Ks and have no further comments at this time.

Sincerely,

Chris Harley
Staff Accountant